Exhibit 99.1

NEWS RELEASE

Fortuna completes acquisition of Chesser Resources, strengthening its presence in West Africa

Vancouver, September 20, 2023: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to confirm the completion of the previously announced acquisition of Chesser Resources Limited (ASX: CHZ) (“Chesser”) (refer to Fortuna news release dated May 8, 2023). Fortuna has acquired 100 percent of the fully paid ordinary shares of Chesser (the “Chesser Shares”) in consideration for 0.0248 of one common share of Fortuna (each whole share, a “Fortuna Share”) for each Chesser Share held. On closing, Fortuna issued 15,545,368 Fortuna Shares in exchange for the Chesser Shares, representing approximately 5.1 percent of the resulting issued and outstanding Fortuna Shares on an undiluted basis. The transaction was implemented by way of a statutory scheme of arrangement pursuant to Part 5.1 of the Australian Corporations Act 2001 (Cth). Following completion of the transaction, Chesser is a wholly-owned subsidiary of Fortuna. The Chesser Shares are expected to be delisted from the ASX within one to two business days.

The acquisition of Chesser expands Fortuna’s presence in West Africa to include the preliminary economic assessment stage Diamba Sud Gold Project in Senegal, a new and emerging gold discovery in the region. Chesser holds tenements in Senegal covering approximately 872 km2 of prospective ground located close to, and sharing similar geological features with nearby tier one gold mines. Diamba Sud is comprised of four open pittable high grade gold deposits, along with numerous anomalies yet to be tested. Fortuna will prioritize exploration to expand the mineral resource at Diamba Sud before advancing the project to the development stage.

Jorge A. Ganoza, President and CEO of Fortuna, commented, “With the acquisition of Chesser, Fortuna continues to strengthen its presence in West Africa. Senegal is a mining friendly and highly prospective jurisdiction, and we are excited about the growth potential that Chesser’s Diamba Sud Gold Project provides.” Mr. Ganoza concluded, “We look forward to integrating Diamba Sud into our global portfolio, focusing on exploration to unlock value, and partnering with the local communities and stakeholders as we continue to advance the project.”

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements.

The Forward-looking Statements in this news release may include, without limitation, statements about the timing of the delisting of the Chesser Shares from the ASX; exploration on the Diamba Sud gold project; the ability to expand and prove a mineral resource at the Diamba Sud gold project, and other similar statements. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipated”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties, and other factors, many of which are beyond the ability of the Company to control or predict and which may cause actual results, performance, or achievements to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such risks, uncertainties and factors include, among others, the ability to access various sources of debt and equity capital, generally and on acceptable terms; changes in general economic conditions and financial markets; changes in the prices of key supplies; technological and operational hazards in the Company mine development activities; operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; uncertainties related to new mining operations and development projects such as the Séguéla Project and newly acquired Diamba Sud Gold Project, including the possibility that actual capital and operating costs and economic returns will differ significantly from those estimated for such projects prior to production; uncertainty relating to the costs of the construction, the financing of construction and timing for the completion of the Séguéla Project and the development of the Diamba Sud Gold Project; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian conflict, and the impact it may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; risks related to the Company’s ability to develop and maintain relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; the ability of the Company to successfully contest and revoke the resolution issued by SEMARNAT which annuls the extension of the environmental impact authorization for the San Jose mine; uncertainties relating to general economic conditions; risks relating to a global pandemic which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated or intended.

Although Forward-looking Statements contained in this news release is based upon what the Company believes are reasonable assumptions at the time they were made, such statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, no assurance can be given that any events anticipated by the Forward-looking Statements will transpire or occur, or if any of them do, what benefits or liabilities Fortuna will derive from them. For the reasons set forth above, investors should not place undue reliance on Forward-looking Statements.